February 23, 2018
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that XL Group Ltd has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the period ended December 31, 2017, which was filed with the Securities and Exchange Commission on February 23, 2018.
Respectfully submitted,

XL Group Ltd

By:	/s/ Kirstin Gould

Name:	Kirstin Gould
Title:	General Counsel and Secretary